EXHIBIT 99.14


                  FORM OF PROXY SOLICITED BY THE MANAGEMENT OF
                           GLENCAIRN GOLD CORPORATION
     FOR USE AT AN ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON
                                  JUNE 7, 2004


The undersigned shareholder(s) of GLENCAIRN GOLD CORPORATION (the "Company") hereby appoint(s) Ian J. McDonald, the Chairman of the Board of the Company, or in lieu of the foregoing, Kerry J. Knoll, the Chief Executive Officer of the Company, or in lieu of the foregoing, , to attend and vote on behalf of the undersigned at the Annual and Special Meeting of Shareholders of the Company to be held on Monday, June 7, 2004 and at any adjournment thereof.

The undersigned specifies that all of the voting shares owned by him and represented by this form of proxy shall be:

               (a) VOTED ( ) WITHHELD FROM VOTING ( ) in respect of the election of directors;

               (b) VOTED ( ) WITHHELD FROM VOTING ( ) in respect of the appointment of auditors and authorizing the directors to fix their remuneration;

               (c) VOTED FOR ( ) AGAINST ( ) a resolution authorizing an increase in the number of common shares of the Company that may be issued or reserved for issuance pursuant to the Company's Stock Option Plan;

               (d) VOTED FOR ( ) AGAINST ( ) a resolution authorizing the Company to enter into private placement agreements with arm's length subscribers during the ensuing 12-month period, as more particularly described in the accompanying management information circular; and

               (e) VOTED on such other business as may properly come before the Meeting or any adjournment thereof;

               hereby revoking any proxy previously given.

               If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting or any adjournment thereof.

               DATED this ____________ day of ________________________, 2004.



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               Signature of Shareholder


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               Name of Shareholder (Please Print)


                           PLEASE SEE NOTES ON REVERSE


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Notes:
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1.   This  form of proxy  must be  dated  and  signed  by the  appointor  or his attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.

2. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting or any adjournment thereof other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy and, in either case, delivering the completed and executed proxy to the office of the Company's transfer agent indicated below before 4:00 p.m. (Toronto time) on June 3, 2004 or not less than 48 hours (excluding Saturdays and holidays) before the time for holding any adjournments thereof.

3. The shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, subject to section 114 of the Business Corporations Act (Ontario), where a choice is specified, the shares shall be voted accordingly and where no choice is specified, the shares shall be VOTED FOR the matters referred to in item (c). Where no specification is made to vote or withhold from voting in respect of the election of directors or the appointment of auditors, the shares will be VOTED.

4. Proxies to be used at the Meeting or any adjournment thereof must be received by the Company's transfer agent indicated below by 4:00 p.m. (Toronto time) on June 3, 2004 or not less than 48 hours (excluding
     Saturdays and holidays) before the time for holding any adjournments thereof.

5. Please date the proxy. If not dated, the proxy shall be deemed to be dated on the date on which it is mailed.

6.   This proxy ceases to be valid one year from its date.

7. If your address as shown is incorrect, please give your correct address when returning this proxy.




Please return the form of proxy, in the envelope provided for that purpose, to:

Equity Transfer Services Inc.
Suite 420, 120 Adelaide Street West
Toronto, Ontario  M5H 4C3

Fax No.:  (416) 361-0470